March 19, 2008

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Dear Mr. Owings:

Thank you for your comments regarding the filings referenced below. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements. Set forth below are the Company’s responses to the comments contained in your letter dated February 20, 2008 addressed to Mr. Steven H. Temares, Chief Executive Officer. Your comments were made in connection with a review of the financial statements and related disclosures of the Company’s Form 10-K for the fiscal year ended March 3, 2007, filed May 2, 2007, Forms 10-Q for the fiscal quarters ended June 2, 2007, September 1, 2007 and December 1, 2007 filed July 11, 2007, October 9, 2007 and January 10, 2008, respectively, and the Definitive Proxy Statement on Schedule 14A filed June 8, 2007.

Your comment is set forth first in boldfaced type, followed by the Company’s response. The Company has included proposed disclosures, where appropriate. In addition, the Company has included the written acknowledgement as requested by the Commission at the conclusion of this letter.

Ms. Snyder, Staff Accountant, indicated that the Staff would not object if the Company’s response was electronically transmitted by March 19, 2008. This response letter is being provided as a correspondence file on EDGAR.

Definitive Proxy on Schedule 14A

Role of the Compensation Committee, page 15

1.              We note that in the current 2007 fiscal year, the Compensation Committee consulted Exequity LLP for a general review in determining compensation for executive officers.  Please clarify the role of the compensation consultant in determining or recommending the amount and form of executive or director compensation and discuss fully the material elements of the instructions or directions to the consultant with respect to the performance of its duties under the engagement.  See Item 407(c)(3)(iii) of Regulation S-K.

In determining compensation packages for the Chief Executive Officer (“CEO”) and the Co-Chairmen, the Compensation Committee (the “Committee”) determined to award the same levels of equity compensation (restricted stock and stock options) as had been awarded the prior year and, in consideration of the increase in the size of the Company (revenue and earnings), increased the CEO’s salary by $100,000 (the same amount of increase as in recent prior years).  Before making those determinations, the Committee consulted Exequity LLP (the individual at that company who, while at Hewitt Associates LLC, had worked with the Committee in 2004) and requested that the consultant update information provided to the Committee in 2004 and relate the proposed compensation to comparable companies.  In this connection, Exequity LLP confirmed to the Committee that the proposed levels of cash compensation (salary and bonus) and equity compensation of the executive officers were at or below “market” for comparable companies.  The consultant also provided some general information with regard to trends in executive compensation.  The consultant played no other role in determining or recommending the amount and form of executive compensation for the fiscal year ending March 1, 2008.  At the time of the Committee’s deliberations, the Committee determined to undertake a more comprehensive review of executive compensation than had been undertaken since the 2004 review.  See also response no. 2 below.

In future proxy statements, the Company will discuss fully the material elements of the instructions or directions to the consultant engaged by the Committee with respect to the performance of the consultant’s duties under the engagement.

Elements of Compensation/Equity Compensation, page 16

2.              You indicate that base salary levels for your named executive officers are lower than your peers.  You also indicate vesting of restricted stock awards is based in part on a performance-based test that requires that your net income in the fiscal year exceed your net income in the prior fiscal year or that your net income as a percentage of sales place you in the top half of the companies in the S&P Retailing Index with respect to such measurement.  To the extent that you engage in benchmarking your performance against industry peers and the general industry, please identify the components of each group.  See Item 402(b)(2)(xiv) of Regulation S-K.

To confirm that the base salary levels for the Company’s named executive officers were lower than the Company’s peers, the Committee in 2004 obtained from its consultant the following list of “peer companies” on which the consultant based its review:  Best Buy Co. Inc., Circuit City Stores Inc., CVS Corp., Federated Department Stores Inc., The Home Depot Inc., JC Penney Co. Inc., Linens N Things Inc., Lowes Companies Inc., May Department Stores Co., PetSmart Inc., Saks Inc., Staples Inc., Target Corp., TJX Companies Inc., Toys R Us Inc. and Wal-Mart Stores Inc.

In terms of performance benchmarking, because the Company’s net income for fiscal 2006 exceeded that for the prior year, analysis of the S&P Retailing Index to determine the 50th percentile for net income as a percentage of sales was not required.

3.              You state that the Compensation Committee solicits input from the Co-Chairmen when considering decisions concerning the compensation of the Chief Executive Officer, and solicits input from the Co-Chairmen and the Chief Executive Officer when considering decisions concerning the compensation of the other named executive officers.  Please discuss fully the role of the Co-Chairmen and Chief Executive Officer in determining or recommending the amount or form of executive compensation for the Chief Executive Officer and the other named executive officers.

In preparation for the Committee determinations in the spring of 2007, the Co-Chairmen, who are the Co-Founders of the Company and who have been continuously involved in the affairs of the Company since its organization in 1971, made recommendations to the Committee regarding the compensation package of the CEO for the fiscal year ending March 1, 2008.  The Committee, after formal and informal discussions among themselves and with other outside directors and after obtaining confirmation, as described in our response to comment 1 above, from the consultant, accepted the Co-Chairmen’s recommendations and also determined the compensation of the Co-Chairmen.  The Committee received and also accepted the recommendations of the CEO and the Co-Chairmen regarding the proposed increases in salary and the amount of equity compensation to be awarded to the other named executive officers for the fiscal year ending March 1, 2008.  In future proxy statements, the Company will discuss fully the role of the Co-Chairmen in recommending the amount and form of executive compensation for the CEO and the role of the Co-Chairmen and CEO in recommending the amount and form of executive compensation for the other named executive officers.

4.              You indicate that substantially all recommendations for improvements in the process of granting stock options and restricted stock awards have been implemented.  Please briefly describe the recommendations that you still must implement.

In a Report on Form 8-K filed by the Company on October 10, 2006 (the “October 8-K”), the Company disclosed recommendations of the Special Committee for improvements to its equity grant processes.  At the time of the filing of its Definitive Proxy on Form 14A on June 8, 2007 (the “2007 Proxy”), the Company had not yet completed implementation of two of the items noted in the October 8-K: increase automation of the option and restricted share request and grant process or otherwise improve compensating controls, and improve training and education designed to ensure that all relevant personnel involved in the administration of stock option grants understand the terms of the stock option plans and the relevant accounting requirements under generally accepted accounting principles for stock options and other share-based payments.  The Company has now completed the implementation of these two items.

While the implementation plan approved by the Company’s Board of Directors indicates that the Company will continue to explore possible uses of technology in automating the equity grant process, compensating controls have been improved, in part by fixing grant dates as disclosed in the 2007 Proxy – a step not included in the recommendations of the Special Committee but deemed by the Company to be a best practice.  At the time the Company filed its 2007 Proxy, annual grants had not been made to employees of two of the Company’s subsidiaries, which were completed on the date fixed by the Board for those grants, June 10, 2007.  At that point, the Company fully assessed its performance under its new set of improved compensating controls and determined they were operating effectively.

In addition, those involved in the administration of stock option grants have received additional training regarding the applicable accounting requirements.

Senior Executive Compensation, page 17

5.              Please elaborate further on the Chief Executive Officer’s “increasingly important role in pursuing the enhancement of shareholder value.”

For a number of years, the Company’s succession plan has involved gradually expanding the role of Mr. Temares as the Co-Founders of the Company reached ages over the usual retirement age.  Mr. Temares succeeded the Co-Founders as CEO in 2003 when the Co-Founders became Co-Chairmen.

Form 10-K for Fiscal Year Ended March 3, 2007

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

6.              Where you discuss the percentage change in comparable store sales from year to year, please disclose the dollar amount of comparable store sales and the number of stores included in comparable store sales for each period.  We believe such disclosure would allow investors to better understand the portion of the overall change in net sales that relates to new stores versus comparable stores.  Please disclose this same information under Selected Financial Data for all five periods presented.

The Company will revise its disclosure in future filings to disclose the dollar amount of comparable stores sales and the number of stores included in comparable store sales for each period. The Company will disclose this same information under Selected Financial Data for all five periods presented.

Please note while the comment references page 14, the Overview section of Item 7 of the Form 10-K for fiscal year ended March 3, 2007, we believe this additional disclosure should be included in future filings with our discussion of “Net Sales” within the Results of Operations section of Item 7.

PROPOSED DISCLOSURE (revised 2006 disclosure — for illustrative purposes only):

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Sales

Net sales in fiscal 2006 (fifty-three weeks) increased $807.9 million to $6.617 billion, representing an increase of 13.9% over the $5.810 billion of net sales in fiscal 2005 (fifty-two weeks), which increased $661.9 million or 12.9% over net sales of $5.148 billion in fiscal 2004.  Approximately 52% of the increase in fiscal 2006 was attributable to an increase in the Company’s new store sales, and the balance of the increase was primarily attributable to the increase in comparable store sales and the benefit of an additional week in fiscal 2006. The additional week of sales in fiscal 2006 represented approximately 1.6% of net sales. For fiscal 2005, approximately 64% of the increase in net sales was attributable to an increase in the Company’s new store sales, and the balance of the increase was primarily attributable to the increase in comparable store sales.

For fiscal 2006, comparable store sales for XXX stores represented $X.XXX billion of net sales; for fiscal 2005, comparable store sales for  XXX stores represented $X.XXX  billion of net sales; and for fiscal 2004, comparable store sales for XXX stores represented $X.XXX billion of net sales. The increase in comparable store sales for fiscal 2006 of 4.9% was due to a number of factors, including but not limited to, the continued consumer acceptance of the Company’s merchandise offerings and a strong focus on customer service with an emphasis on responding to customer feedback.  Comparable store sales percentage increases are calculated based on an equivalent number of weeks for each annual period.

ITEM 6 — SELECTED FINANCIAL DATA

Consolidated Selected Financial Data	Fiscal Year Ended
(in thousands, except per share	March 3, 2007	February 25, 2006	February 26, 2005	February 28, 2004	March 1, 2003
and selected operating data)
Statement of Earnings Data:

Net sales	$6,617,429	$5,809,562	$5,147,678	$4,477,981	$3,665,164

Gross profit	2,835,402	2,485,748	2,186,301	1,876,664	1,518,547

Operating profit	889,401	879,171	792,414	639,343	480,057

Net earnings	594,244	572,847	504,964	399,470	302,179

Net earnings per share - Diluted	$2.09	$1.92	$1.65	$1.31	$1.00

Selected Operating Data:

Number of stores open (at period end)	888	809	721	629	519

Total square feet of store space (at period end)	27,794,000	25,502,000	22,945,000	20,472,000	17,452,000

Percentage increase in comparable store sales	4.9%	4.6%	4.5%	6.3%	7.9%

Comparable store net sales	$ xxx	$ xxx	$ xxx	$ xxx	$ xxx

Number of comparable stores	xxx	xxx	xxx	xxx	xxx

Balance Sheet Data (at period end):

Working capital	$1,553,541	$1,082,399	$1,223,409	$1,199,752	$914,220

Total assets	3,959,304	3,382,140	3,199,979	2,865,023	2,188,842

Long-term debt	—	—	—	—	—

Shareholders’ equity	$2,649,151	$2,262,450	$2,203,762	$1,990,820	$1,451,921

Liquidity and Capital Resources, page 17

7.              Please provide a discussion of changes in cash flows for the full three year period covered by the financial statements.  Refer to Item 303 of Regulation S-K.

The Company will revise its future disclosure to reflect changes in cash flows for the full three year period covered by the financial statements as specified in Item 303 of Regulation S-K.

PROPOSED DISCLOSURE (revised 2006 disclosure — for illustrative purposes only):

The Company has been able to finance its operations, including its expansion program, through internally generated funds. Net cash provided by operating activities in fiscal 2006 was $613.6 million, compared with $660.4 million in fiscal 2005. The decrease in net cash provided by operating activities was principally driven by working capital changes due to the increase in merchandise inventories (primarily as a result of new store space) and an increase in other current assets (due to the timing of prepayments), partially offset by an increase in net earnings and an increase in accrued expenses and other current liabilities (primarily due to the timing of payments).

Inventory per square foot was $54.18, $51.04 and $50.21 as of March 3, 2007, February 25, 2006 and February 26, 2005, respectively. The Company continues to focus on optimizing inventory productivity while maintaining appropriate in-store merchandise levels to support sales growth.

Net cash used in investing activities in fiscal 2006 was $397.7 million, compared with $67.6 million in fiscal 2005. The increase in net cash used in investing activities was attributable to a decrease in redemptions of investment securities and an increase in capital expenditures partially offset by a decrease in purchases of investment securities.

Net cash used in financing activities in fiscal 2006 was $250.3 million, compared with $567.3 million in fiscal 2005. The decrease in net cash used in financing activities was primarily attributable to common stock repurchased of $301 million in the current year compared to $598 million in the prior year under the Company’s stock repurchase program.

Net cash provided by operating activities in fiscal 2005 was $660.4 million, compared with $607.0 million in fiscal 2004. The increase in net cash provided by operating activities was primarily attributable to an increase in net income and the timing of certain liability payments, partially offset by an increase in other current assets (primarily due to receivables from the settlement of credit card litigation and hurricane related insurance claims), an increase in merchandise inventories (primarily the result of new store space) and an increase in income taxes paid.

Net cash used in investing activities in fiscal 2005 was $67.6 million, compared with $353.7 million in fiscal 2004. The decrease in net cash used in investing activities was attributable to a decrease in purchases of investment securities partially offset by a decrease in redemptions of investment securities and an increase in capital expenditures.

Net cash used in financing activities in fiscal 2005 was $567.3 million, compared with $325.7 million in fiscal 2004. The increase in net cash used in financing activities was primarily attributable to common stock repurchased of $598 million in the current year compared to $350 million in the prior year under the Company’s stock repurchase program.

Financial Statements, page 25

Notes to Financial Statements, page 28

General

8.              Please disclose where you classify shipping and handling costs.  If shipping and handling costs are excluded from costs of sales, please disclose the amount of these costs and the line item in the income statements where such costs are included for each period presented.  Refer to paragraph 6 of EITF 00-10.

The Company currently includes shipping and handling costs in its cost of sales as specified in paragraph 6 of EITF 00-10 “Accounting for Shipping and Handling Fees and Costs.” The Company will revise its disclosure in its future annual filings to clarify this point.

PROPOSED DISCLOSURE:

Note 1.S.             Cost of Sales

Cost of sales includes the cost of merchandise, buying costs and costs of our distribution network including inbound freight charges, distribution facility costs, receiving costs, internal transfer costs and shipping and handling costs.

Note 1.J. Inventory Valuation, page 30

9.              Please explain to us why you use the retail inventory method (RIM) as opposed to the cost method to value your inventories.  In your response, please address the limitations, if any, in your systems to track the cost of merchandise and related expenses.  Please also describe to us in detail how you apply the retail inventory method.  In doing so, please include a discussion of:

•                  How you track inventory available for sale at cost and retail including treatment of purchase discounts and rebates;

•                  Your markup policies, including how you determine the cumulative markup and cost complement and treatment of markup cancellations and additional markups;

•                  How you treat markdowns;

•                  How you determine and/or estimate shrinkage;

•                  How you group merchandise inventories in your RIM calculations;

•                  How you treat merchandise in transit; and

•                  The types of costs, such as purchasing costs, warehousing costs and distribution costs, capitalized in inventories and how these inventory costs are determined.

In addition, please disclose a more detailed summary of the significant policies used in applying the retail inventory method.  Show us what your revised accounting policy disclosure will look like.

Why the Company Uses the Retail Inventory Method

The retail inventory method (RIM) has been widely used in the retail industry for many years and the Company has been using the RIM since it became a public company in 1992.  The reasons the Company has used the RIM are explained in the following paragraphs.

The Company believes that the RIM allows for effective merchandise management. Each period, under the RIM, inventories at cost and the resulting gross margins are calculated by applying a cost to retail ratio to ending inventory at retail. Retail prices, not cost, are a common measurement among groups at the Company such as store operations, merchandise buyers, merchandise planners, and finance, and therefore facilitate easy communication among the groups. Reports prepared at retail from our merchandising systems showing open to buy amounts, current and forecasted inventory levels, inventory values, sales, shrinkage and markdowns are commonly used to effectively manage our business.  Because information to prepare the RIM calculation for accounting purposes can be compared to frequently issued management reports, reporting based upon retail value is an important component of our internal control and financial reporting systems.

The RIM also allows the Company to properly reflect the net realizable value of aged or distressed inventory by reserving for an anticipated markdown in advance of the eventual disposition of the merchandise. Because the RIM reflects the marked retail prices, as reduced for actual and anticipated markdowns, the resulting cost figure automatically approximates lower of cost or market.

Another major advantage of the RIM is that it allows for more accurate and timely compilation of physical inventory values and shrinkage amounts since the Company’s physical inventory counts are recorded and summarized at marked retail prices. As a result, our physical inventory summarization and valuation process is less costly and more accurate since it only requires the summarization of marked retail prices which are readily available to counting personnel.

Since the Company has been utilizing the RIM for many years, our merchandising and financial systems have been designed to operate using this method.  Our systems currently do not capture cost components to the level of detail that would be required for use in a cost method of accounting. Nor do our systems have the ability to calculate and report on a cost method of accounting that would be accurate and in accordance with GAAP.

How the Company Applies the RIM

The Company applies the RIM by using a consolidated stock ledger which is compiled from store or warehouse location data, as well as total Company information.  The stock ledger first accumulates the cost and retail components of goods available for sale and determines the cost to retail ratio.  Markdowns, shrinkage and sales are then subtracted from the retail amount of goods available for sale to arrive at ending inventory at retail.  The cost to retail ratio is then applied to ending inventory at retail to arrive at ending inventory at cost. Ending inventory at cost is then subtracted from goods available for sale at cost which results in cost of goods sold.

The components of the retail stock ledger are described in detail as follows:

Beginning Inventory — The stock ledger starts with the inventory amount at both cost and retail at the beginning of the period.  The retail amount is equal to the marked selling price less any previously recorded anticipated markdowns for aged and distressed merchandise.

Purchases — Fiscal year purchases are included in the stock ledger at cost and retail.  The cost of purchases consists of the invoiced cost for domestic and import purchases, less any vendor merchandise returns, vendor purchase volume rebates and incentives and vendor purchase discounts.  Our markup policy is for the retail amount of purchases to equal the initial marked selling price for products purchased.  The cost and retail of purchases also include merchandise received by the Company, but not yet invoiced by the vendor.

Freight and Other Inventory Acquisition Costs — Inbound freight and other inventory acquisition costs are included at cost only in the stock ledger.  In addition, charges associated with import merchandise, such as duty, insurance and commissions are included.  Also included in the stock ledger as a cost of inventory (and therefore capitalized) are charges for warehousing and distribution costs provided by third parties, which costs are determined based upon invoiced amounts.  Internal costs associated with acquiring, storing and transporting merchandise inventories to our retail stores are not included in the stock ledger (and therefore not capitalized) and are expensed in cost of goods sold as incurred.

Markups and Markup Cancellations — A markup is the upward revision of the selling price above the initial marked retail.  A markup cancellation is a reversal of a markup.  Markup cancellations can not exceed markups.  Both are included in the stock ledger at retail only.

Goods Available for Sale — The total cost and retail of the aforementioned components represent Goods Available for Sale (GAS).  The cost to retail ratio of GAS represents the cumulative markon percentage.

As previously stated, after GAS is calculated, the Company subtracts markdowns, shrinkage and sales to arrive at ending inventory at retail.

Markdowns — A markdown (MD) is a downward revision of an item’s initial marked retail selling price. In addition, any anticipated future MD’s are estimated and recorded at retail to ensure that items have been written down to the Company’s best estimate of their net realizable value.

Shrinkage — Throughout the fiscal year, the Company accrues for shrinkage at retail as a percentage of sales based on an average of prior years’ actual results.  The Company also considers any known current trends of shrinkage and would adjust its historical average, if appropriate.  During the fiscal fourth quarter, inventory is physically counted at retail and compared to the stock ledger retail ending inventory balance by location.

Any change to the initial estimate of shrinkage is recorded in the stock ledger at retail at that time. An accrual for shrinkage from the physical inventory dates to the end of the fiscal year is also recorded as a percentage of sales based on an average of prior years’ actual results.

Sales — Throughout the fiscal year, sales to customers, net of returns, are recorded in the stock ledger at retail.

Ending Inventory — Inventories at cost are calculated by applying the cost to retail ratio (the cumulative markon percentage) to ending inventory at retail.

Cost of Goods Sold —  To calculate cost of goods sold, ending inventory at cost is subtracted from the cost of GAS.

How the Company Treats Merchandise in Transit

Inventory to which the Company has legal ownership and title but has not yet been received and included in the Company’s RIM calculation, is accrued at cost and recorded in inventory at the end of each reporting period.

Revised Accounting Policy Disclosure For Future Filings

The Company has prepared the following proposed disclosure for inclusion in the notes to its consolidated financial statements. The Company will also expand its critical accounting policy disclosure for inventory in its future filings.

PROPOSED DISCLOSURE:

Note 1.J. Inventory Valuation

Merchandise inventories are stated at the lower of cost or market.  Inventory costs for BBB and Harmon are calculated using the weighted average retail inventory method and inventory costs for CTS and buybuy BABY are calculated using the first in first out cost method.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost to retail ratio to the retail values of inventories.  The cost associated with determining the cost to retail ratio includes: merchandise purchases, net of returns to vendors, discounts and volume and incentive rebates; inbound freight expenses; duty, insurance and commissions.

At any one time, inventories include items that have been written down to the Company’s best estimate of their realizable value.  Judgment is required in estimating realizable value and factors considered are the age of merchandise and anticipated demand.  Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions.

The Company estimates its reserve for shrinkage throughout the year, based on historical shrinkage and any current trends, if applicable.  Actual shrinkage is recorded at year end based upon the results of the Company’s physical inventory count.  Historically, the Company’s shrinkage has not been volatile.

The Company accrues for merchandise in transit once it takes legal ownership and title to the merchandise; as such, an estimate for merchandise in transit is included in the Company’s merchandise inventories.

Note 1.R. Revenue Recognition, page 32

10.       With respect to products sold on your websites, please tell us and revise your disclosure to clarify why recognition of revenue upon shipment rather than upon delivery is in accordance with GAAP.

The Company, earlier in fiscal 2007, had revised its policy related to revenues for the products purchased from its website, and now records revenue upon delivery of the products to its customers. The impact of the revision was not material based upon the volume of internet sales activity and the very short time lag between shipping date and delivery date.  We will revise our disclosure in our current fiscal year filings (See the proposed disclosure under #11, below).

11.       Please disclose how you account for gift cards that are never redeemed or are not redeemed over an extended period of time.  Also disclose whether your gift cards have expiration dates or contain provisions for reduction in the value of unused card balances over defined time periods.  To the extent that unredeemed gift card liabilities are relieved into income, please disclose the timing of recognition of such income.  Further, please tell us the amount of unredeemed gift cards recorded as income in each period presented, and disclose these amounts, if material.

Gift cards that are never redeemed or are not redeemed over an extended period of time are included in the Merchandise Credit and Gift Card Liabilities line item on the consolidated balance sheet. Gift cards have no provisions for reduction in the value of unused card balances over defined time periods and have no expiration dates, but are subject to state escheat regulations; as such, the Company does not record income associated with unredeemed gift cards.

The Company will revise its disclosure in future filings to clarify this point.

PROPOSED DISCLOSURE:

Note 1.R. Revenue Recognition

Sales are recognized upon purchase by customers at the Company’s retail stores or upon delivery for products purchased from its websites. The value of point of sale coupons and point of sale rebates that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Shipping and handling fees that are billed to a customer in a sale transaction are recorded in sales.

Revenues from gift cards, gift certificates and merchandise credits are recognized when redeemed. Gift cards have no provisions for reduction in the value of unused card balances over defined time periods and have no expiration dates, but are subject to state escheat regulations; as such, the Company does not record income associated with unredeemed gift cards.

Sales returns are provided for in the period that the related sales are recorded based on historical experience. Although the estimate for sales returns has not varied materially from historical provisions, actual experience could vary from historical experience in the future if the level of sales return activity changes materially. In the future, if the Company concludes that an adjustment to the sales return accrual is required due to material changes in the returns activity, the reserve will be adjusted accordingly.

Note 12. Stock-Based Compensation, page 40

Review of Equity Grants and Procedures and Related Matters, page 41

12.       Please tell us more about the terms of the “remediation program” you discuss on page 42.  Also tell us how you are accounting for the program and the basis in GAAP for your accounting.

The Company disclosed the terms of its remediation program in a Form 8-K filed on December 28, 2006. Relevant portions of the Form 8-K are included below for administrative ease. Following the relevant portions of the Form 8-K, we will discuss the basis in GAAP for the accounting treatment.

Terms of Remediation Program as filed in a Form 8-K dated December 28, 2006

As previously disclosed, a special committee of two independent members of the Company’s Board of Directors, with the assistance of independent legal counsel and outside accounting advisors, conducted a review of the stock option grants and restricted share awards made by the Company during the period from its initial public offering in 1992 through May 15, 2006. The review identified various deficiencies in the process of granting and documenting stock options and restricted shares. As a result of these deficiencies, the special committee recommended, among other things, revised measurement dates for certain stock option grants.

For purposes of Section 409A, a stock option granted with an exercise price that has been deemed to be less than the fair market value of the underlying common stock on the date of grant, to the extent that it was not vested as of January 1, 2005, will be subject to adverse tax consequences unless brought into compliance with Section 409A (such stock options are referred to herein as the “Affected Options”). Grants of the Affected Options were made to over 1,600 of the Company’s employees. In order to protect the employees holding Affected Options from such adverse tax consequences under Section 409A, the Company’s Board of Directors (excluding the three directors who are officers of the Company) and the Compensation Committee of the Board of Directors jointly approved the following actions on December 21, 2006:

•  With respect to all outstanding Affected Options held by Warren Eisenberg and Leonard Feinstein, the Co-Chairmen of the Company, and Steven Temares, the Chief Executive Officer of the Company, the exercise price of such options that were not vested as of January 1, 2005 will be increased prior to the end of calendar 2006 to the fair market value of the Company’s common stock on the new measurement dates. Each of Messrs. Eisenberg, Feinstein and Temares has informed the Board that they decline to be considered for payment of the difference between the original exercise price and the fair market value of the Company’s common stock on the new measurement date for each Affected Option or any other payment or consideration in respect of such adjustment to the exercise price of the Affected Options held by him.

•  With respect to all outstanding Affected Options held by six senior officers of the Company (including Eugene Castagna, Matthew Fiorilli and Arthur Stark, each of whom is an “executive officer” as defined in Rule 16a-1(f) promulgated under the Securities Exchange Act of 1934, as amended), each such officer will be given the choice, with respect to each grant of Affected Options, to either (i) select a calendar year in which such Affected Options will be exercisable (with earlier limited exercise periods in the case of such officer’s separation from service under pre-existing employment agreements, subject to the six month delay to the extent required by Section 409A), or (ii) elect to increase the exercise price of such Affected Options to the fair market value of the Company’s common stock on the new measurement dates, in which case the officer agreed he will not receive the difference between the original exercise price and the fair market value of the Company’s common stock on the new measurement date for each applicable Affected Option or any other payment or consideration in respect of such adjustment to the exercise price of the Affected Options held by such officer.

•  With respect to all outstanding Affected Options held by all other employees and/or former employees of the Company (other than three former employees who made the election described in clause (i) of the immediately preceding bullet point), the exercise price of such Affected Options that were not vested as of January 1, 2005 will be increased, effective as of the close of trading on December 29, 2006, to the fair market value of the Company’s common stock on the new measurement date for each such Affected Option and such employees and former employees will receive a cash payment from the Company in early 2007 in an amount equal to the difference between the original exercise price and the fair market value of the Company’s common stock on the new measurement dates for each Affected Option (less applicable payroll tax withholdings). Employees terminated for “cause” prior to the payment date will not be entitled to the cash payment. An employee who resigns prior to the payment date, will receive a cash payment applicable only to those Affected Options that are vested upon such employee’s termination date.

•   With respect to Affected Options that were exercised during the 2006 calendar year, the Company will reimburse any holder for any tax liability (beyond typical income tax and other usual payroll deductions) resulting under Section 409A due to the exercise of such Affected Option. No executive officer has exercised Affected Options during calendar 2006.

Basis in GAAP for the Company’s Accounting Treatment

As noted above, the Company’s Board of Directors approved distinct remediation actions for the Affected Options held by three groups of employees: (1) the Co-Chairmen and Chief Executive Officer, (2) Senior Officers and (3) All Other Employees.  All options granted by the Company are equity-classified awards with service conditions only (time vesting only).  The Company and its external auditors believe SFAS 123R to be applicable to this program and, after consultation with our external auditors national office subject matter experts and our collective interpretation of SFAS 123R, the following accounting treatment was determined to be appropriate:

Co-Chairmen and Chief Executive Officer

The exercise price of the Affected Options for the two Co-Chairmen and the Chief Executive Officer were adjusted to higher exercise prices. Per SFAS 123R, paragraph 51, a modification of a share-based payment award is a change in any of the terms or conditions of an award. The modification of an equity classified award is treated as the exchange or repurchase of the original award for a new award of equal or greater value.  Therefore, the accounting for the modification of an equity-classified award depends on the likelihood, at the date of modification, that the original award would have vested under its original terms. At the date of the modification, the Company believed it was probable that the original awards would have vested under their original terms; therefore, the cumulative compensation cost to be recognized by the Company should equal the grant date fair value of the original award plus the incremental value of the award given in the modification.  However, since this change resulted in a negative incremental value, the Company continued to expense the grant date fair value of the original award over the requisite service period.

Senior Officers

The Senior Officers were provided two choices for 409A remediation: (a) select a calendar year in which such Affected Options will be exercisable (“select a year”) or (b) increase the exercise price of such Affected Options to the fair market value of the Company’s common stock on the revised measurement dates and forego receipt of any payment or other consideration (“increase in exercise price”).

Either choice was considered a modification under SFAS 123R, paragraph 51. The modification of an equity classified award is treated as the exchange or repurchase of the original award for a new award of equal or greater value.  Therefore, as stated above, the accounting for the modification of an equity-classified award depends on the likelihood, at the date of modification, that the original award would have vested under its original terms. At the date of the modification, the Company believed it was probable that the original awards would have vested under their original terms.

If the Senior Officer chose to select a year, the award was modified to consider that the exercise of shares would occur at the end of the calendar year as designated by the Senior Officer.  All designated calendar years fell within the existing contractual term of the award; however, the selection of the designated calendar year modified the expected term. As such, on the date of modification, the Company determined the incremental value of the modification by calculating the difference between the pre-modified fair value of each award and the post-modified fair value of each award. The Company is recording this incremental value of the modification over the remaining vesting term of the Affected Options. Therefore, the cumulative compensation cost being recognized by the Company equals the grant date fair value of the original award plus the incremental value of the award given in the modification.

If the Senior Officer chose an increase in exercise price, such change would have resulted in a negative incremental value and the Company continued to expense the grant date fair value of the original award over the requisite service period.

All Other Employees

For all other employees, the exercise price of all outstanding Affected Options was increased and a cash payment in an amount equal to the increase in the exercise price for each outstanding Affected Option was paid to the employees (“make whole payment”). The make whole payment includes a payment for both those Affected Options which had already vested (and which have not yet been exercised) and for those Affected Options which had not yet vested.

These changes were considered as modifications and partial settlement of the awards under SFAS 123R, paragraphs 51 and 55. The modification of an equity classified award is treated as the exchange or repurchase of the original award for a new award of equal or greater value.  Therefore, the accounting for the modification of an equity-classified award depends on the likelihood, at the date of modification, that the original award would have vested under its original terms. At the date of the modification, the Company believed it was probable that the original awards would have vested under their original terms; therefore, the cumulative compensation cost being recognized by the Company equals the grant date fair value of the original award plus the incremental value of the award given in the modification.

On the date of the modification, the Company determined the incremental value of the modification by calculating the difference between the pre-modified fair value of each award and the post-modified fair value of each award, which included the make whole payment. For fully vested awards, the incremental value was expensed immediately and the difference between the make whole payment and the incremental value was charged to additional paid in capital. For partially vested awards, the incremental value plus the proportion of the unamortized compensation deemed settled was expensed immediately and the difference between the make whole payment and the sum of the previously mentioned amounts was charged to additional paid in capital. The total amount charged to additional paid in capital for the modifications for All Other Employees was less than $4 million. The Company is recording the remaining unamortized compensation not deemed settled over the remaining vesting term of the Affected Options.

Incentive Compensation Plans, page 42

13.       In applying SFAS 123R on a modified prospective basis to awards that were outstanding as of the required effective date but for which the requisite service had not been rendered, please tell us whether compensation cost is based on the grant-date fair value of those awards as calculated for pro forma disclosure purposes under SFAS 123, or whether the grant-date fair value as originally determined for pro forma disclosure purposes has been adjusted to correct the errors you identified in your historical financial statements with respect to the grant-date fair value of certain of your share-based payments.  Tell us the basis in GAAP for your accounting.  Refer to paragraph 74 and footnote 33 of SFAS 123R.

The Company has adjusted the grant date fair values as originally determined for SFAS 123 pro forma disclosure purposes to correct for the errors identified for certain stock option grants, as prescribed by the provisions of paragraph 74, including footnote 33 of SFAS 123R.

14.       Please tell us in detail how you determined expected volatility for fiscal 2006 and 2005, including the specific financial instruments used to determine implied volatility.  Also tell us why this methodology for estimating expected volatility is preferable to the methodology employed in 2004 that was based on your historical and current financial data.

The Company has determined expected volatility since the beginning of fiscal 2005 by relying exclusively on the implied volatility of Bed Bath & Beyond basic call options.  In accordance with the requirements of Staff Accounting Bulletin No. 107, the call options used for volatility estimation are actively traded on multiple exchanges, had remaining maturities in excess of twelve months, had market prices close to the exercise prices of employee stock options, were measured on the stock option grant date and do not have complex derivative structures.

SFAS 123R clarifies that the objective in estimating expected volatility is to ascertain the assumption about expected volatility that marketplace participants would likely use in determining an exchange price for an option.  As implied volatility is the markets’ prediction of expected future volatility, the Company believes this approach best achieves this objective and therefore, modified its methodology from that used in fiscal 2004.

Signatures, page 52

15.       The Form 10-K must also be signed by your controller or principal accounting officer.  Please tell us if Mr. Castagna signed in that capacity.  We may have further comments.  See General Instruction D to Form 10-K.

Mr. Castagna signed the Company’s Form 10-K in the capacity of its principal financial and accounting officer. The Company will change Mr. Castagna’s title in its future filings to Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer).

Exhibit 31.1 and 31.2 Certifications

16.       Please revise your certifications to use the exact wording specified in Item 601(b)(31) of Regulation S-K.  In this regard, paragraph 2 should be revised to refer to this “report” rather than this “annual report.”

In its future filings, the Company will revise paragraph 2 of its certifications to refer to this “report” rather than this “annual report” to use the exact wording specified in Item 601(b)(31) of Regulation S-K.

Written Acknowledgement

• The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Eugene A. Castagna
Eugene A. Castagna
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)